
BWT
BEST WATER TECHNOLOGY

RECEIVED
2005 APR 19 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

www.bwt.at

BWT-Aktiengesellschaft
A-5310 Mondsee, Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

A-5280 Braunau, Peter-Rosegger-Weg 12
A-8501 Lieboch/Graz, Turmplatz 1
A-1230 Wien, Baslergasse 17
A-6020 Innsbruck, Mitterweg 25

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

Rule 12g3-2(b) File No. 82-5221


05007329

SUPPL

Ort, Datum:

Mondsee, 11th April 2005

BWT AG
Rule 12g3-2(b) File No. 82-5221

The enclosed Press Release (BWT Business Development 2004) is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology



Rita Garlock
Assistant to the Board

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Enclosure:
1 Copy of the Press Release:
(BWT Business Developments 2004)



Bankverbindungen:
Bank Austria Creditanstalt AG,
Konto-Nr. 02953334600, BLZ 12000
Oberbank, Konto-Nr. 201007853, BLZ 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136

Vorstandsvorsitzender: Andreas Weissenbacher
Vorstand: Gerhard Speigner
Vorstand: Karl Michael Millauer

BWT
BEST WATER TECHNOLOGY

Press Information

Mondsee 8th April, 2005-04-06

Business Development 2004:

- New record of sales and results
- Earnings and profits were highly improved
- Continuous dynamic Internationalisation of the BWT Group
- Excellent growth perspectives in the industry segment and the domestic technique segment

Increase of the concern sales + 17,3 % on previous year
The BWT Group – Europes leading water technology concern - increased 2004 the consolidated concern sales from € 416,0 mio on previous year by 17,3 % to € 488,1 mio, which is a new record in BWT's 15 years corporate history. All business segments contributed to this pleasing increase, which is well above the growth in the market, thus confirming BWT's role as market leader, particularly in Europe.
In the Aqua Ecolife Technologies segment sales rose by +14.2% from € 273.3 mio to € 312.1 mio. Following a weak year in 2003, the Aqua Systems Technologies segment generated sales growth of 22% to € 173.2 mio and affirmed its leading position in a consolidation market.
This leading position was confirmed internationally through Frost & Sullivan Market Penetration Leadership Award lately.
Sales in the Fuel Cell Membrane Technologies segment-almost quadrupled through the supply of specialized membrane plants from € 0.7 to € 2.8 mio.

Sales in mio €	**2004**	**2003**	**+/- %**
Aqua Ecolife Technologies (AET)	312.1	273.3	+14.2%
Aqua Systems Technologies (AST)	173.2	142.0	+22.0%
Fuel Cell Membrane Technologies (FCMT)	2.8	0.7	+287.0%
Total	**488.1**	**416.0**	**+17.3%**

The AET segment performed very positively with organic growth of 7.1%, further 7 % came from acquisitions. As a result, BWT has again outperformed the general market growth of approximately 5% and could continuously increase the market shares.
The AST segment again increased output significantly and won market shares in the past financial year. Organic growth stood at more than 18% with some 4 percentage points
being attributable to acquisitions.

Order intake 2004:	**507 mio,**	+26.1%
Order book level as at December 31st :	**123.7 mio,**	+18.0%

The first time in the company history the BWT Group has order intake above € 500 mio exactly € 507 mio, which is an increase to the previous year of 26,1 %, the order intake 2003 was € 402,1 mio. Due to this excellent order intake the order book level increased at December 31st 2004 to € 123,7 mio. In Comparison to December 31st of 2003 with an order book level of € 104,8 mio this is a growth of 18% a solid base for a successfull year 2005.

Record earning in the corporate history
The sharp rise in sales in all three segments combined with effective cost management resulted
in a surge in earnings in 2004. BWT Group EBITDA rose by 35% to € 37.8 mio. At € 24.6 mio, results from operating activities (EBIT) were 80.7% up on the previous year (€ 13.6 mio), and consolidated earnings less minority interests even rose by 119.2% to € 16.8 mio.
Earnings before tax increased from € 11.4 mio to € 22.6 mio and were consequently
98.3% up on the previous year.
Consolidated earnings were € 16.8 mio (+119,2%) in financial year 2004 and consequently achieved a record in the corporate history of the BWT Group. Earnings per share rose accordingly from € 0.43 in 2003 to € 0.94.

Increase of the dividend of 12,5 % to € 0,27 per share
On the basis of the gratifying increase in earnings and in line with the dividend policy pursued over many years, the Management Board will propose a dividend increase of 12.5% on the previous year to € 0.27 per share at the 15 th Annual General Meeting. This will mean a probable payment of € 4,815,045 to shareholders, or 28.6% of consolidated earnings.

Earnings and profits were highly improved
The improvement in earnings and working capital management is reflected in the assets position of both the BWT Group and the parent company BWT AG.
Cash flow from result rose by 41.6% from € 21.2 mio to € 30.0 mio. Cash flow from operating activities again exceeded the previous year's figure of € 28.7 mio by 17.4% to € 33.7 mio, which is another record figure.
The strong cash flow enabled the BWT Group to reduce interest bearing liabilities once again in the past financial year 2004 while intensifying investment activities in comparison with the previous year.

As at December 31, 2004, net bank debt stood at € 74.7 mio compared with € 78.3 mio at the same point in the previous year. Gearing has therefore improved from 63.0% to 54.4%. Group equity increased in 2004 by € 13.2 mio to € 137.5 mio, representing 36.7% of the balance sheet total (previous year: 35.3%).

In the past financial year 2004, the BWT Group invested € 10.3 mio in intangible and tangible fixed assets, which meant that the previous year's investment total was exceeded by around 65%.

Personnel
Personnel within the BWT Group increased to 2,780 people at December 31st, 2004 and were consequently 92 people up on the same point in the previous year. The expansion in operations in Asia with new subsidiaries in Taiwan and China, as well as acquisitions in Ireland and South Africa account for the majority of the increase.

Research & Development
New innovative water treatment technologies and continuous improvement of products and processes reflect BWT's Growth through innovation strategy. The Best Water Technology product range demonstrates the Group's status as the leading innovator among the world's water treatment companies.
New developments were:

- AQA total Energy the first and unique 3-in-1 technology for water treatment for vitality, protection against limescale and protection against corrosion.
- A new process of a continuously disinfection of drinking water and cooling tower water
- Electrodeionization module SM 3000 to produce purest water
- Vapotron and Multitron a clean steam generator machine to produce WFI (water for injection)

The costs for R&D increased from € 9,8 mio to € 12,3 Mio in 2004, a plus of 25,5 % .

Outlook
CEO Andreas Weißenbacher
"The rapid international increase in awareness of the value of water as a resource, as well as the increasing health consciousness linked to rising life expectancy offers BWT excellent growth perspectives in the long term. On the basis of the excellent order situation, good market prospects and the launch of new, innovative products, the BWT Management Board expects a further increase in sales and earnings for the financial year 2005.
Consolidated sales should exceed 500 mio, and consolidated earnings rise to over 20 mio for the first time in the company's history."

Key Figures BWT-Group		2004	2003	+ / - %
Consolidated group sales	Mio. EUR	488.1	416.0	+17,3
EBITDA	Mio. EUR	37.8	28.0	+35,0
EBIT	Mio. EUR	24.6	13.6	+80,7
Consolidated earnings	Mio. EUR	16.8	7.7	+119,2
Eearnings per share	EUR	0.94	0.43	+119,2
Dividends and bonus per share	EUR	0.27*	0.24	+12,5
Balance sheet Total	Mio. EUR	375.0	352.1	+6,5
Shareholders' equity	Mio. EUR	137.5	124.3	+10,6
Shareholders' equity in % of total liabilities and equity	%	36.7	35.3	-
Cash flow from result	Mio. EUR	30.0	21.2	+41,6
Cash flow from operating activities	Mio. EUR	33.7	28.7	+17,4
Gearing	%	54.4	63.0	-
Investment in tangible and intangible assets	Mio. EUR	10.3	6.3	+63,5
Order intake	Mio. EUR	507.0	402.1	+26,1
Order book level as per 31.12.2004	Mio. EUR	123.7	104.8	+18,0
Employees as as per 31.12. 2004	Persons	2.780	2.688	+3,4

* proposal on the Annual General Meeting on May 20th 2005

Contact:

BWT AG
A-5310 Mondsee, Austria
Walter-Simmer-Straße 4

Mag. Andreas Brunner
Tel. +43 6232 5011-1130
Fax. +43 6232 5011-1196
E-mail: investor.relations@bwt.at

The annual report 2004 of BWT AG can be downloaded under www.bwt-group.com